Exhibit 99.1

Directors’ Dealings | 16 June 2026 17:46 Notification and public disclosure of transactions by persons discharging manageri responsibilities and persons closely associated with them 16.06.2026 / 17:45 CET/CEST The issuer is solely responsible for the content of this announcement. 1. Details of the person discharging managerial responsibilities / person closely associated a) Name Title: Dr. First name: Cord Last name(s): Dohrmann 2. Reason for the notificati a) Position / status Position: Member of the managing body b) Initial notificati 3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Evotec SE b) LEI 529900F9KI6OYITO9B12 4. Details of the transaction(s) Evotec SE Evotec SE: Dr. Cord Dohrmann, sell

a) Description of the financial instrument, type of instrument, identification Type: Share ISIN: DE0005664809 b) Nature of the transaction Disposal c) Price(s) and volume(s) Price(s) Volume(s) 4.81 EUR 576,720.00 EUR d) Aggregated information Price Aggregated volume 4.81 EUR 576,720.00 EUR e) Date of the transaction 15/06/2026; UTC+2 f) Place of the transaction Name: Xetra MIC: XETR 16.06.2026 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Language: English Company: Evotec SE Manfred Eigen Campus / Essener Bogen 7 22419 Hamburg Germany

Internet: www.evotec.com End of News EQS News Service 105568 16.06.2026 CET/CEST